Exhibit 99.1

NOTICE OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
HELD ON APRIL 8, 2024

To the shareholders of PainReform Ltd.:

Notice is hereby given that an Extraordinary General Meeting (the “Meeting”) of the shareholders of PainReform Ltd. (the “Company”) will be held at the offices of the Company’s attorneys, Doron Tikotzky Kantor Gutman & Amit Gross, at 7 Metsada St., B.S.R Tower 4, Bnei Brak, Israel on April 8, 2024 at 3:00 p.m. (Israel Time).

The agenda of the Meeting will be as follows:

1.
To increase the Company’s authorized share capital by 15,000,000 shares, such that following the increase, the authorized share capital shall equal NIS 6,000,000 divided into 20,000,000 ordinary shares, par value NIS 0.3 each, and to amend the Company’s Articles of Association accordingly.

2.
To ratify an amendment to the Company’s compensation policy as proposed within the Board of Directors resolution dated as of November 27, 2023 with respect to the adoption of a new clawback policy, so that when so adopted such Clawback policy will be attached as an exhibit to the Company’s Compensation Policy and form an integral part thereof, intended to comply with the clawback-related listing standards proposed by the Nasdaq Stock Market and the Israeli Companies Law 5759-1999, as amended, to take effect upon the effective date of the Nasdaq listing rule

Only shareholders at the close of business on March 8, 2024 shall be entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

If you are unable to attend the Meeting in person, you are requested to complete, date and sign the enclosed proxy and to return it promptly in the pre-addressed envelope provided. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

By Order of the Board of Directors /s/ Ilan Hadar Ilan Hadar, Chief Executive Officer March 7, 2024

65 Yigal Alon St. Tel Aviv, 6744431, Israel

PROXY STATEMENT

FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE
HELD ON APRIL 8, 2024

This Proxy Statement is furnished to our holders of ordinary shares, par value NIS 0.3 per share, in connection with Extraordinary General Meeting of Shareholders, to be held on April 8, 2024 at 3:00 p.m. Israel time at the offices of the Company’s attorneys, Doron Tikotzky Kantor Gutman & Amit Gross., at 7 Metsada St., B.S.R Tower 4, Bnei Brak, Israel, or at any adjournments thereof.

Throughout this Proxy Statement, we use terms such as “PainReform”, “we”, “us”, “our” and the “Company” to refer to PainReform Ltd. and terms such as “you” and “your” to refer to our shareholders.

Agenda Items

The agenda of the extraordinary meeting will be as follows:

1.
To increase the Company’s authorized share capital by 15,000,000 shares, such that following the increase, the authorized share capital shall equal NIS 6,000,000 divided into 20,000,000 ordinary shares, par value NIS 0.3 each, and to amend the Company’s articles of association accordingly.

2.
To ratify an amendment to the Company’s compensation policy as proposed within the Board of Directors resolution dated as of November 27, 2023 with respect to the adoption of a new clawback policy, so that when so adopted such Clawback policy will be attached as an exhibit to the Company’s Compensation Policy and form an integral part thereof, intended to comply with the clawback-related listing standards proposed by the Nasdaq Stock Market and the Israeli Companies Law 5759-1999, as amended, to take effect upon the effective date of the Nasdaq listing rule

We currently are unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

Our Board of Directors unanimously recommends that you vote “FOR” all items.

Who Can Vote

Only the holders of record of ordinary shares (“Ordinary Shares”) of the Company as at the close of business on March 8, 2024, (the “Record Date”) shall be entitled to receive notice of and attend the Meeting and any adjournment thereof. You are also entitled to notice of the Meeting and to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on March 8, 2024, or which appeared in the participant listing of a securities depository on that date.

Quorum

A quorum shall be the presence of at least two (2) shareholders who hold at least twenty five percent (25%) of the voting rights (including through a proxy or voting instrument) within one half hour from the time the meeting was designated to start. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place. If a quorum is not present at the adjourned meeting within half hour from the time designated for its start, the meeting shall take place with any number of participants. This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present. Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.   This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Voting Required for Approval of the Proposals

Each Ordinary Share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the Meeting. As of the close of business on March 7, 2024, 1,728,347 Ordinary Shares were issued and outstanding.

Proposals 1 and 2 to be presented at the extraordinary general meeting require the affirmative vote of holders of at least a majority of the voting power represented and voting on such proposal in person or by proxy on the matter presented for passage.

In the proxy card and voting instruction card attached to the proxy statement you will be asked to indicate whether you have a personal interest with respect to the proposal. If any shareholder casting a vote in connection hereto does not notify us whether or not they have a personal interest with respect to the proposal, their vote with respect to the proposal will be disqualified.

If you provide specific instructions (mark boxes) with regard to the proposal, your shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions, your shares will be voted in accordance with the recommendations of our Board of Directors. The proxy holders will vote in their discretion on any other matters that properly come before the meeting.

If you are a shareholder of record and do not return your proxy card, your shares will not be voted. If you hold shares beneficially in a street name, your shares will also not be voted at the meeting if you do not return your proxy card or voting instruction card to instruct your broker how to vote. This will be true even for a routine matter, as your broker will not be permitted to vote your shares in their discretion on any proposal at the meeting. For the proposal, a broker may only vote in accordance with instructions from a beneficial owner of shares.

Voting by Holders of Ordinary Shares

Ordinary Shares that are properly voted, for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the Meeting in accordance with the directions given. If no specific instructions are given in such proxy cards, the proxy holder will vote in favor of the item(s) set forth in the proxy card. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the Meeting, or at any adjournment thereof. Where any holder of Ordinary Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Ordinary Shares will not be included or counted in the determination of the number of Ordinary Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Proxies submitted by registered shareholders and street shareholders (by returning the proxy card) must be received by us no later than 11:59 p.m., Eastern Time, on April 5, 2024, to ensure your representation at our Meeting.

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entries in your name so that you appear as a shareholder on the records of Equiniti Trust Company, LLC (“Equinity”) (i.e., you are a registered shareholder), our stock transfer agent, this proxy statement, the notice of Meeting and the proxy card will be mailed to you by Equinity. You may provide voting instructions by returning a proxy card. You also may attend the Meeting and vote in person, subject to our right to convert to a virtual only meeting format. If you own Ordinary Shares of record and you do not vote by proxy or in person at the Meeting, your shares will not be voted.

If you own shares in street name (i.e., you are a streets shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this proxy statement, the notice of Meeting and the proxy card will be provided to you by your bank, brokerage firm, or other nominee holding the shares. You may provide voting instructions to them directly by returning a voting instruction form received from that institution. If you own Ordinary Shares in street name and attend the Meeting in person, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the Meeting and present your voting information card and subject to our right to convert to a virtual only meeting format.

Revocability of Proxies

Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the Meeting by submitting a written notice of revocation to our Chief Executive Officer at ihadar@painreform.com or PainReform Ltd., 65 Yigal Alon St. Tel Aviv, 6744431, Israel, or a duly executed proxy bearing a later date (which must be received by us no later than the date set forth below) or by attending the Meeting and voting in person. A beneficial owner owning Ordinary Shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the Meeting. If you are not planning to attend in person, to ensure your representation at our Meeting, revocation of proxies submitted by registered shareholders and street shareholders (by returning a proxy card) must be received by us no later than 11:59 p.m., Eastern Time, on April 5, 2024.

Position Statement

To the extent you would like to submit a position statement with respect to the proposal described in this proxy statement pursuant to the Companies Law, 1999, you may do so by delivery of appropriate notice to the offices of our attorneys, Doron Tikotzky Kantor Gutman & Amit Gross. (Attention: Ronen Kantor, Adv) located at 7 Metsada St., B.S.R Tower 4, Bnei Brak, Israel, not later than ten days before the convening of the Meeting (i.e. March 29, 2024). Response of the Board to the position statement may be submitted not later than five days after the deadline for sending the position statement (i.e. April 3, 2024).

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.   We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission (“SEC”) concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Availability of Proxy Materials

Copies of the proxy card and voting instruction card, the Notice of the Extraordinary General Meeting and this Proxy Statement are available at the “Investor Information” portion of our website, http://www.painreform.com/. The contents of that website are not a part of this Proxy Statement.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, or Exchange Act, applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our filings are available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act, or Exchange Act of 1934, as amended, related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

PROPOSAL 1:

PROPOSAL TO INCREASE AUTHORIZED SHARE CAPITAL

Background

Our authorized share capital is NIS 1,500,000 divided into 5,000,000 shares, par value NIS 0.3 each. As of March 7, 2024, there are 1,728,347 ordinary shares issued and outstanding, 297,897 ordinary shares are held in abeyance, 5,442,764 ordinary shares reserved for future issuance under outstanding options and warrants and our equity incentive plans, and 13,952 ordinary shares remain available for future option grants or share awards.

The proposal to increase the authorized share capital of the Company is designed to enable us to have sufficient authorized share capital in order that the increase in authorized share capital would allow us to meet our future business needs as they arise. These needs could include, among other things, the sale of shares in public and private offerings to raise additional capital, the purchase of property or assets, the acquisition of other companies, the use of shares for various equity compensation and other employee benefit plans and arrangements, the declaration of share splits or dividends, and other bona fide corporate purposes.

The possible future issuance of equity securities consisting of ordinary shares or securities convertible into ordinary shares could affect our current shareholders in a number of ways, including the following: (i) diluting the voting power of the current holders of ordinary shares; (ii) diluting the market price of the ordinary shares, to the extent that the new ordinary shares are issued and sold at prices below current trading prices of the existing ordinary shares, or if the issuance consists of equity securities convertible into ordinary shares, to the extent that the securities provide for the conversion into ordinary shares at prices that could be below current trading prices of the ordinary shares; and (iii) diluting the book value per share of the outstanding ordinary shares.

Increase in our Authorized Share Capital

We intend to increase our authorized share capital by an additional 15,000,000 ordinary shares, such that following the increase, our authorized share capital will consist of NIS 6,000,000 divided into 20,000,000 ordinary shares, par value NIS 0.3 each.

After the increase, all ordinary shares issuable from our authorized share capital would have the same voting rights and rights to any dividends or other distributions by us as the ordinary shares currently issuable from our share capital.

Approval of Amendment of our Articles of Association

We are proposing to amend Article 4 of our Articles of Association as follows:

“4. The registered share capital of the Company is NIS 6,000,000 divided into 20,000,000 ordinary shares with NIS 0.3 nominal value each (hereinafter: “Ordinary Share”).”

Proposed Resolution

We are proposing adoption by our shareholders of the following resolution at the extraordinary meeting:

“RESOLVED, that the increase to the Company’s authorized share capital by 15,000,000 shares, such that following the increase, the authorized share capital will consist of NIS 6,000,000 divided into 20,000,000 ordinary shares, par value NIS 0.3 each.

Required Vote

Under the Israeli Companies Law and our Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the extraordinary meeting, in person or by proxy, entitled to vote and voting on the matter, is required for this proposal.

Board Recommendation

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

PROPOSAL II:

RATIFICATION OF THE ADOPTION OF AN AMENDMENT TO THE COMPANY’S COMPENSATION
POLICY WITH RESPECT TO THE ADOPTION OF A NEW CLAWBACK POLICY INTENDED TO
COMPLY WITH THE CLAWBACK-RELATED LISTING STANDARDS PROPOSED BY THE
NASDAQ STOCK MARKET AND THE COMPANIES LAW, TO TAKE EFFECT UPON THE
EFFECTIVE DATE OF THE NASDAQ LISTING RULE

Background

Under the Companies Law, a public company is required to adopt a compensation policy, which must comply with the terms of the Companies Law and set forth the terms of service and employment of the Company’s directors and officers, including, specifically, any compensation recovery provisions in the event of accounting restatements, and must stipulate the terms of such provisions. The Company’s current Compensation Policy, as adopted by the Company’s shareholders, following review by, and approval of our Board of Directors, and currently includes certain compensation recovery provisions.

Following its adoption, the new Rule 10D-1 of the Securities Exchange Act of 1934, as amended, by the SEC as required by the U.S. Congress in the Dodd-Frank Wall Street Reform and Consumer Protection Act, directed U.S. stock exchanges, including the Nasdaq Stock Market, to adopt listing standards requiring all listed companies, including foreign private issuers, such as the Company, to adopt and comply with a written clawback policy, to disclose the policy and to file the policy as an exhibit to its annual report, as well as to include other disclosures in the event a clawback is triggered under the policy by December 1, 2023 (the “Effective Date”). Accordingly, it is proposed to ratify that certain amendment the Company’s Compensation Policy as approved by the Company Board of Directors on November 27, 2023 in a manner that would also address the adoption of a clawback policy as contemplated pursuant to Rule 10D-1 of the Exchange Act and in accordance with the specific Nasdaq listing rules once adopted, whereby the specific clawback policy will be attached as an exhibit to the Company’s Compensation Policy and form an integral part thereof, and, subject to its approval, will take effect upon the Effective Date

The form of the clawback policy to be added to the Company’s Compensation Policy is attached hereto as Exhibit A and is intended to comply with the specific Nasdaq listing rules once adopted.

Proposed Resolution

We are proposing adoption by our shareholders of the following resolution at the extraordinary meeting:

“RESOLVED, to ratify an amendment to the Company’s compensation policy as proposed within the Board of Directors resolution dated as of November 27, 2023 with respect to the adoption of a new clawback policy, intended to comply with the clawback-related listing standards proposed by the Nasdaq Stock Market and the Israeli Companies Law 5759-1999, as amended, to take effect upon the effective date of the Nasdaq listing rule

Required Vote

Under the Israeli Companies Law and our Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the extraordinary meeting, in person or by proxy, entitled to vote and voting on the matter, is required for this proposal.

Board Recommendation

The Board of Directors recommends a vote “FOR” approval of the proposed resolution

OTHER BUSINESS

Other than as set forth above, as of the mailing of this proxy statement, management knows of no business to be transacted at the extraordinary meeting, but, if any other matters are properly presented at the extraordinary meeting, the persons named in the attached form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors /s/ Ilan Hadar Ilan Hadar, Chief Executive Officer March 7, 2024